UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 24, 2020

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 24, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a session held on March 24, 2020, IFS’s Board of Directors unanimously approved the following:

-

Hold  IFS’s 2020 Annual Shareholders’ Meeting (“2020 ASM”) on the second call on April 7, 2020 which will be held exceptionally in virtual mode, through teleconference, to be consistent with the sanitary measures that have been adopted to prevent the spread of the COVID-19 outbreak and be in compliance with health and safety measures in effect throughout the world. This measure was adopted because the Government of Perú declared a national state of emergency by Supreme Decree No. 044-2020-PCM as a result of the outbreak of COVID-19, and the Board of Directors of IFS believes that there is a risk that the first call for the 2020 ASM scheduled for March 31, 2020, at 8:30 am, in Jirón Carlos Villarán No. 140, 5th Floor, La Victoria, Lima, Perú, will not be able to be held due to restrictions on travel and gatherings that are in place up to and potentially after the expiration of the current emergency decree.

-	Confirmed the maintenance of the 2020 ASM agenda for the second call as approved by the Board of Directors session on March 17, 2020.
-

The 2020 ASM will be held in Spanish. All IFS’s shareholders that want to attend to the 2020 ASM shall send an e-mail to ir@intercorp.com.pe with at least 48 hours prior to the scheduled date on second call for the 2020 ASM, detailing the following information:

i.	Full name or company name;
ii.	ID card or tax identification;
iii.	Shares owned;
iv.	Contact e-mail;
v.	Phone number;
vi.	Copy of the ID card or tax identification;
vii.

Those shareholders holding shares registered with The Depository Trust Company – DTC, must send a brokerage statement or any other similar document evidencing their ownership of IFS shares as of the Record Date (set on March 18, 2020). Furthermore, for those shareholders holding shares registered with CAVALI, IFS shall request CAVALI to issue a report showing all shareholders registered with CAVALI as of the Record Date.

The day preceding the 2020 ASM, IFS will send to the e-mail provided by the shareholder the instructions for participating in the 2020 ASM and a phone number or link and access code to join such meeting.

Shareholders who wish to participate in 2020 ASM by means of a proxy must send their proxies to ir@intercorp.com.pe with at least 48 hours prior to the fixed date for the 2020 ASM. The sample proxy letter is available at IFS’s website www.ifs.com.pe.

The aforementioned resolutions will be effective as of today.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: March 24, 2020	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel